UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
        [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002

OR

        [  ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period of                                            to

Commission file number 1-15759

        A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Corporation 401 (k) Savings and Investment Plan

        B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Corporation 401(k)
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Cleco Corporation
401(k) Savings and Investment Plan
Contents
December 31, 2002 and 2001

Page(s)
Report of Independent Auditors	1
Financial Statements
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule of Assets (Held at End of Year)	11

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Plan Administrator of the
Cleco Corporation 401(k) Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cleco Corporation 401 (k) Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
June 23, 2003

Cleco Corporation
401(k) Savings and Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002				2001
	Nonparticipant Directed		Participant		Nonparticipant Directed		Participant
	Allocated	Unallocated	Directed	Total	Allocated	Unallocated	Directed	Total

Investment in company
convertible preferred
stock, at fair value	$24,370,442	$ 9,967,478	$ -	$ 34,337,920	$ 34,786,590	$20,671,395	$ -	$ 55,457,985
Mutual funds, at fair value
(see Note 2)	-	-	60,807,027	60,807,027	-	-	71,460,556	71,460,556
Company common stock,
at fair value	-	-	14,354,973	14,354,973	-	-	22,498,701	22,498,701
Participant loans, at cost	-	-	3,328,182	3,328,182	-	-	3,525,917	3,525,917
	24,370,442	9,967,478	78,490,182	112,828,102	34,786,590	20,671,395	97,485,174	152,943,159
Cash and cash equivalents	710,150	290,451	26,072	1,026,673	596,846	354,664	49,540	1,001,050
Contributions receivable -
Employee	-	-	321,811	321,811	-	-	161,023	161,023
Employer	-	1,407,953	-	1,407,953	-	745,696	-	745,696
Dividends receivable	368,322	150,643	-	518,965	335,023	199,081	-	534,104
	25,448,914	11,816,525	78,838,065	116,103,504	35,718,459	21,970,836	97,695,737	155,385,032
Interest payable	-	191,525	-	191,525	-	211,545	-	211,545
Note payable	-	10,352,685	-	10,352,685	-	12,354,885	-	12,354,885
	-	10,544,210	-	10,544,210	-	12,566,430	-	12,566,430
Net assets available for benefits	$25,448,914	$ 1,272,315	$78,838,065	$105,559,294	$ 35,718,459	$ 9,404,406	$ 97,695,737	$142,818,602

The accompanying notes are an integral part of the financial statements.

Cleco Corporation
401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

	Nonparticipant Directed		Participant
	Allocated	Unallocated	Directed	Total

Income (losses) from investment activities
Interest and dividends	$ 1,400,578	$ 689,837	$ 2,336,230	$ 4,426,645
Net depreciation in fair value
of investments	(12,259,779)	(7,285,160)	(19,872,460)	(39,417,399)
Net loss	(10,859,201)	(6,595,323)	(17,536,230)	(34,990,754)
Contributions
Employer	-	1,407,953	-	1,407,953
Employee	-	-	6,286,005	6,286,005
Allocation of 23,847 shares of company
convertible preferred stock	2,174,454	(2,174,454)	-	-
Total contributions	2,174,454	(766,501)	6,286,005	7,693,958
Total	(8,684,747)	(7,361,824)	(11,250,225)	(27,296,796)
Employee distributions and withdrawals	1,584,798	-	7,607,447	9,192,245
Interest expense	-	770,267	-	770,267
Total deductions	1,584,798	770,267	7,607,447	9,962,512
Decrease in net assets
available for benefits	(10,269,545)	(8,132,091)	(18,857,672)	(37,259,308)
Net assets available for benefits, beginning of year	35,718,459	9,404,406	97,695,737	142,818,602
Net assets available for benefits,
end of year	$ 25,448,914	$ 1,272,315	$ 78,838,065	$105,559,294

The accompanying notes are an integral part of the financial statements.

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

 1.       Summary of Significant Accounting Policies and Description of Plan

Plan Description
The Cleco Corporation 401(k) Savings and Investment Plan ("the Plan"), which was adopted January 1, 1985 and amended and restated as of January 1, 1994, August 1, 1997 and January 1, 1999, is intended to provide eligible employees of Cleco Corporation and its subsidiaries (the "Company" or "Cleco") with long-term savings and investment opportunities.  The Plan is a defined contribution plan including a leveraged employee stock ownership plan (the "ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.  The Plan enables employees to invest up to 6% of their annual compensation, subject to Company matching contributions, through payroll deductions.  The ESOP provides a 66-2/3% match of Cleco Corporation convertible Preferred Stock Series of 1991 ("the preferred stock").  Non-matched participant contributions up to an additional 10% of annual compensation can be made.  Participation in the Plan is voluntary.  Full-time and part-time employees eighteen years or older are eligible to participate.  For a complete description of the Plan, refer to the Plan Document.

The Plan purchased the preferred stock using the proceeds of a bank borrowing subsequently purchased by Cleco (see Note 4) and holds stock in a trust established under the Plan.  The borrowing is to be repaid over a period of seven years by fully deductible Company contributions to the trust fund.  As the Plan makes each payment of principal, an appropriate percentage of preferred stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.  Shares vest fully upon allocation.

The borrowing is collateralized by the unallocated shares of preferred stock.  The Company has no rights against shares once they are allocated under the ESOP.  Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide for Audits of Employee Benefit Plans, the financial statements of the Plan for the years 2002 and 2001 present separately the assets and liabilities and changes pertaining to:

a)      the accounts of employees with vested rights in allocated preferred stock (allocated);

b)      preferred stock not yet allocated to employees (unallocated); and

c)      the accounts of employees with vested rights in investments other than preferred stock (other).

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

Plan Administration
The administration of the Plan is the responsibility of an administrative committee (the "Committee") comprised of employees of the Company.  The Committee is appointed by the Company's Board of Directors.  Administrative expenses incurred by the Plan are borne by the Company.  The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with UMB Bank, N.A. ("Trustee") with J.P.Morgan/American Century Retirement Plan Services ("Agent") acting as the agent of the Trustee and recordkeeper to the Plan.

Contributions
Participant contributions are recorded in the period that the Company makes payroll deductions from participants.  Unless otherwise restricted by law, participants may contribute on a pretax basis up to 16% of annual compensation.  For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional "catch-up" contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit is reached in 2006.  The Company's matching contribution is not less than 66-2/3% of the employees' total pretax basic contribution, up to the first 6% of the participant's annual compensation.  Company contributions, paid annually, are made in amounts necessary to satisfy debt service requirements, after considering dividends received on the Cleco preferred stock.  Certain qualified rollovers are permitted.  The Trustee, in accordance with the participants' directives, invests the employee contributions in one or more of twelve publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, and in the Company's $1 par value common stock, on a post-split basis as more fully described in Note 6.

Participants' Accounts
The agent maintains accounts on behalf of each Plan participant.  Each account is credited with (a) the participant's pretax, after tax or rollover contribution, (b) the Company's matching contribution of allocated shares and (c) the participant's share of Plan earnings.  Allocations are based on participant compensation or account balances, as defined.

Vesting
Participants are fully vested in their accounts at all times.

Withdrawals and Loans
Funds in participants' accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their accounts or as a distribution in kind of shares held for their account in the ESOP fund or common stock fund.  A participant is entitled to receive a whole number of common shares.  The amounts of any fractional shares are distributed in cash.  Active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

Loans are available to participants up to specified limits.  The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in the Wall Street Journal on the first day of the month before the loan is requested plus 2%.  Interest rates on participant loans ranged from 6.25% to 11.5% in 2002.

Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Diversification
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in preferred stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify can invest the proceeds from the sale of the preferred stock in the investment options offered by the Plan.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the preferred stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.  The JP Morgan Money Market Fund is valued at cost plus reinvested interest.  Participant loans are valued at cost, which approximates fair value.  The Cleco preferred stock is valued based on the greater of quoted market value of the equivalent shares of Cleco common stock or par value of the Cleco convertible preferred stock.  As of December 31, 2002 and 2001, the Cleco preferred stock was valued based on the quoted market value of the equivalent shares of Cleco common stock.

Income Recognition
Transactions in the various funds are accounted for using the transaction date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

Priority Upon Termination of Plan
The Plan may be terminated at any time by the Company's Board of Directors.  Upon termination, all assets are to be distributed to Plan participants or their beneficiaries.  Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risk and Uncertainties
The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

2.        Investments
Information relative to investments as of December 31, 2002 and 2001, respectively, is as follows:

	Description	2002	2001

	Mutual Funds:
	* American Century Income & Growth Fund	$21,045,434	$27,771,157
	JP Morgan Prime Money Market Fund	3,815,629	4,090,015
	American Century GNMA Fund	4,017,880	1,942,033
	* Dodge & Cox Balanced Fund	12,040,175	12,854,205
	American Century Vista Fund	2,808,481	3,591,138
	American Century International Growth Fund	3,057,896	4,006,349
	American Century Strategic Allocation:
	Conservative Fund	448,866	416,383
	American Century Strategic Allocation:
	Moderate Fund	973,065	1,017,919
	American Century Strategic Allocation:
	Aggressive Fund	1,253,236	1,477,271
	* American Century Growth Fund	6,903,217	9,128,339
	American Century Equity Income Fund	1,409,883	1,152,562
	American Century Equity Index Fund	2,404,756	3,162,042
	Schwab Personal Choice Retirement Account	628,509	851,143
	Total mutual funds	60,807,027	71,460,556
*	Cleco Corporation Common Stock	14,354,973	22,498,701
*	Cleco Corporation Convertible Preferred Stock
	Series of 1991**	34,337,920	55,457,985
	Participant loans	3,328,182	3,525,917
		$ 112,828,102	$ 152,943,159

*Denotes investment exceeds 5% of the net assets available for benefits.
**Nonparticipant-directed investment

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

The Plan's holding in the preferred stock which has not been allocated to participants were 74,162 and 98,009 shares as of December 31, 2002 and 2001, respectively, is as follows:

	2002	2001

Cleco Corporation Convertible Preferred Stock
Series of 1991:
Cost	$ 7,416,243	$ 12,844,376

Market Value	$ 9,967,478	$ 20,671,395

Each share of the preferred stock is convertible into 9.6 shares of the Company's common stock on a post-split basis as more fully described in Note 6.  The preferred stock is redeemable at the option of the Company beginning April 1, 1997, at the redemption price of $104.0625 per share and at lesser amounts thereafter.  The dividend rate on the preferred stock was 8.125% in 2002.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $39,417,399 for the year ended December 31, 2002, as follows:

Company common stock	$ (7,997,896)
Company convertible preferred stock	(19,544,939)
Mutual funds	(11,874,564)
$(39,417,399)

 3.       Related Party Transactions
Certain Plan investments are managed by the Agent.  The Agent is the recordkeeper as defined by the Plan.  Participants may elect to invest in the common stock of Cleco, the Sponsor of the Plan.  In 2002, the Plan purchased 341,131 shares of Cleco common stock with a market value of $5,862,083 and sold 254,259 shares of Cleco common stock with a market value of $4,250,360.

In 2002, the Plan allocated 23,847 shares of the preferred stock with a cost of $2,384,700 and a market value of $3,205,027 on account of the Company's matching contribution for 2002.  At December 31, 2002 and 2001 the ESOP held 181,328 and 164,934 shares of the preferred stock with a market value of $24,370,442 and $34,786,590, respectively, which had been allocated to participants' accounts.

Cleco Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2002 and 2001

 4.       Note Payable
On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the Bank) to finance the purchase of 300,000 shares of a new issue of Cleco convertible preferred stock, 1991 series, $100 par value.  In July 1992, Cleco purchased the outstanding principal balance of the loan.  The ESOP makes debt service payments to Cleco from dividends received on Cleco convertible preferred stock and, if necessary, from additional contributions by Cleco in amounts necessary to satisfy debt service requirements.  No debt service payments are required under the borrowing agreement until the year 2008; however, as noted below the Plan has made prepayments on the debt.

Effective in January 1993, Cleco fixed the rate of interest on the note payable at 7.4%.  Principal payments began in January 1999 and are to continue until January 2009.  In January 2003 and 2002, the Plan made principal prepayments of approximately $2,736,000 and $2,002,200, respectively.  The unallocated preferred shares have been pledged as collateral for the loan.  Pursuant to Employee Retirement Income Security Act of 1974 regulations, debt service payments must be made to unencumbered shares for allocation to participant accounts.

 5.       Tax Status
The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from Federal income taxes under provision of Section 501(a).  The Internal Revenue Service has determined and informed the Company by letter dated April 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

Participants' pretax contributions, the Company's contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to Federal income taxes until these amounts are distributed.

 6.       Common Stock Split
On April 27, 2001, Cleco shareholders approved a charter amendment to increase the amount of authorized common stock and to effect a two-for-one stock split of the Company's common stock.  The charter amendment became effective at the close of business May 7, 2001, which was also the record date for the stock split.  Distribution of certificates representing the split shares occurred on May 21, 2001.  The common stock split had no effect on the preferred stock other than the change in conversion factor.  After the stock split, each share of preferred stock is convertible into 9.6 shares of the Company's common stock.

SUPPLEMENTAL SCHEDULE

Cleco Corporation
401(k) Savings and Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2002
EIN:  72-1445282

			Description of investment, including
Identity of issuer, borrower,			maturity date, rate of interest,		Current
lessor or similar party			collateral par, and maturity value	Cost	Value

Mutual funds:
	*	American Century	Income & Growth Fund		$ 21,045,434
	*	JP Morgan Prime	Money Market Fund		3,815,629
	*	American Century	GNMA Fund		4,017,880
		Dodge & Cox	Balanced Fund		12,040,175
	*	American Century	Vista Fund		2,808,481
	*	American Century	International Growth Fund		3,057,896
	*	American Century	Strategic Allocation: Conservative Fund		448,866
	*	American Century	Strategic Allocation: Moderate Fund		973,065
	*	American Century	Strategic Allocation: Aggressive Fund		1,253,236
	*	American Century	Growth Fund		6,903,217
	*	American Century	Equity Income Fund		1,409,883
	*	American Century	Equity Index Fund		2,404,756
		Schwab Personal Choice
		Retirement Account	Participant Directed Brokerage Account		628,509
		Total mutual funds			$ 60,807,027
*	Cleco Corporation		Common Stock		$ 14,354,973
*	Cleco Corporation		Convertible Preferred Stock
			Series of 1991	$ 31,469,898	$ 34,337,920
*	Participant loans		Participant loan accounts with interest
			rates ranging from 6.25% to 11.5% and
			maturity dates ranging from 2003 to 2007		$ 3,328,182
			Total Assets Held		$112,828,102

	*	Denotes party-in-interest.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 30, 2003	By: /s/ Dilek Samil
(Dilek Samil, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP
99	Section 906 Certification of Dilek Samil